
10032043

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 3 0 2010
Washington, DC
121

SEC FILE NUMBER
8-39319

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Midwest Resources Securities Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2511 North 124th Street, Suite 105
(No. and Street)

Brookfield	Wisconsin	53005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kolb+Co. SC
(Name – *if individual, state last, first, middle name*)

13400 Bishops Lane, Suite 300	Brookfield	Wisconsin	53005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven L. Baptie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Midwest Resources Securities Corp., as of September 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARY PUBLIC
AMY K.
WELCH
STATE OF WISCONSIN

Signature

Owner

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDWEST RESOURCES SECURITIES CORP.

Financial Statements
September 30, 2010 and 2009

CONTENTS

	Page
Independent Auditor's Report	1
Statements of Financial Condition	2
Notes to Statements of Financial Condition	3-4

Kolb Co. SC

Business Advisers / CPAs

INDEPENDENT AUDITOR'S REPORT

November 24, 2010

To the Board of Directors
Midwest Resources Securities Corp.

We have audited the accompanying Statements of Financial Condition of Midwest Resources Securities Corp. as of September 30, 2010 and 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statements of Financial Condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Midwest Resources Securities Corp.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Financial Condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Statement of Financial Condition presentation. We believe that our audits of the Statements of Financial Condition provide a reasonable basis for our opinion.

In our opinion, the Statements of Financial Condition referred to above present fairly, in all material respects, the financial position of Midwest Resources Securities Corp. as of September 30, 2010 and 2009 in conformity with United States generally accepted accounting principles.



Kolb+Co. SC

13400 Bishop's Lane, Suite 300
Brookfield, WI 53005
262/754-9400 Phone
262/754-9401 Fax
800/461-8843 Toll Free
www.KolbCo.com

MIDWEST RESOURCES SECURITIES CORP.

Statements of Financial Condition

As of September 30,

ASSETS

	2010	2009
Current Assets		
Cash	$ 8,542	$ 16,509
Prepaid expenses	371	756
Total Assets	$ 8,913	$ 17,265

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
Total Liabilities	$ -	$ -
Stockholder's Equity		
Common stock, $1 par value, 56,000 shares authorized, 10,000 shares issued and outstanding	10,000	10,000
Retained (deficit) earnings	(1,087)	7,265
Total Stockholder's Equity	8,913	17,265
Total Liabilities and Stockholder's Equity	$ 8,913	$ 17,265

Note #1 Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Midwest Resources Securities Corp. (the "Company") was formed on February 5, 1988 as a broker-dealer to offer and sell limited and general partnership interests through direct participation private placements throughout the United States.

Commission Revenue and Expense

Commission revenue is considered earned when the specified minimum sales level of each offering is achieved. Commissions for sales of securities are due to the registered representatives when both the minimum sales level of each offering is achieved and the offer to purchase is accepted by the Company and the issuer of the securities. In 2010, there was no commission revenue or expense as there were no new partnership offerings during the year.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Subsequent Event

Management has evaluated transactions and subsequent events through November 24, 2010, the date the financial statements were available to be issued.

Cash and Temporary Cash Investments

The Company considers all short-term investments in interest-bearing accounts, securities, and other instruments with an original maturity of three months or less, to be equivalent to cash.

Concentrations of Credit Risk

The financial instrument which potentially subjects the Company to concentration of credit risk consists of cash. The Company policy is to limit credit exposure on financial instruments and places its cash with a financial institution deemed as being credit worthy.

Income Taxes

The Company has elected to be treated as an S Corporation, "small business corporation," for income tax purposes. Under this election, profits and losses are passed directly to the shareholder for inclusion in his personal income tax returns. As such, the Company does not pay corporate income taxes on its taxable income. Accordingly, no liability or provision for federal or state income taxes is included in the accompanying statements. The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for uncertainty in Income Taxes (FASB ASC 740-10), on October 1, 2009, which had no impact on the accompanying financial statements. The Compan files income tax returns in the U.S. federal jurisdiction, and various state jurisdictions. The Company is no longer subject to U.S. federal examinations by tax authorities for years before 2006 and state examinations for years before 2005.

Note #2 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At the years ended 2010 and 2009, the Company had net capital of $8,542 and $16,509, respectively, which, in each instance, exceeded its required net capital of $5,000. The Company's net capital ratio was 0 to 1 at both years ended 2010 and 2009.

Note #3 Related Party Transactions

Steven L. Baptie is the shareholder and director of the Company and Midwest Resources, Inc. As discussed in Note 1, there were no new partnership offerings in 2010, thus there were no related party transactions during the year.